                                                                    Exhibit 99.1

                             KELLER & COMPANY, INC.
                        FINANCIAL INSTITUTION CONSULTANTS
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX


June 13, 2001


The Board of Directors
A. J. Smith Federal Savings Bank
14757 S. Cicero Avenue
Midlothian, Illinois 60445

Re: Conversion Valuation Agreement

Attn.: Thomas R. Butkus

     Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of A. J. Smith Federal Savings Bank (hereinafter referred to as "A. J. SMITH FEDERAL", relating to the mutual to stock conversion of A. J. SMITH FEDERAL and formation of a mutual holding company. KELLER will provide a pro forma valuation of the market value of the shares to be sold in the proposed conversion of A. J. SMITH FEDERAL, recognizing the minority offering with the mutual holding company.

     KELLER is a financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an experienced conversion appraiser for filings with the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. Keller is an experienced conversion appraiser for standard conversions, mutual holding company conversions and conversions involving foundations.

     KELLER agrees to prepare the conversion appraisal in the format required by the OTS in a timely manner for prompt filing with the OTS and the Securities and Exchange Commission. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions.

     The appraisal report will provide a detailed description of A. J. SMITH FEDERAL, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of A. J. SMITH FEDERAL's market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of A. J. SMITH FEDERAL with the comparable group and recognizing the risk related to an initial public offering.

     In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Circular (Prospectus), including the audited financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of A. J. SMITH FEDERAL; the economic and demographic conditions in A. J. SMITH FEDERAL's existing marketing area; pertinent historical financial and other information relating to A. J. SMITH FEDERAL; a comparative evaluation of the operating and financial statistics of A. J. SMITH FEDERAL with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the conversion on A. J. SMITH FEDERAL's capital position and earnings potential; A. J. SMITH FEDERAL's proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by A. J. SMITH FEDERAL, and will not independently value the assets or liabilities of A.
J. SMITH FEDERAL in order to prepare the appraisal.

     Upon completion of the conversion appraisal, KELLER will make a presentation to the board of directors of A. J. SMITH FEDERAL to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member as a part of the overall presentation.

     For its services in making this appraisal, KELLER's fee will be $20,000, plus out-of-pocket expenses not to exceed $500. The appraisal fee will include the preparation of one valuation update and any requested analysis regarding the financial impact of a charitable foundation in the conversion appraisal. All additional valuation updates will be subject to an additional fee of $1,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $3,000 to be applied to the total appraisal fee of $20,000, the balance of which will be payable at the time of the completion of the appraisal.

     A. J. SMITH FEDERAL agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by A. J. SMITH FEDERAL or by an intentional omission by A. J. SMITH FEDERAL to state a material fact in the information so provided, except where KELLER or its employees and affiliates have been negligent or at fault.

     KELLER agrees to indemnify A. J. SMITH FEDERAL and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

     This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

                                            KELLER & COMPANY, INC.

                                            By: /s/ Michael R. Keller
                                               --------------------------------
                                                Michael R. Keller
                                                President

                                            A. J. SMITH FEDERAL SAVINGS BANK



                                            By: /s/ Thomas R. Butkus
                                               --------------------------------
                                                Thomas R. Butkus
                                                Chief Executive Officer

                                            Date: 6-28-01
                                                 ---------